Exhibit 99.1
MEREO BIOPHARMA GROUP PLC
Condensed Consolidated Statements of Comprehensive (Loss)/Income
(unaudited)

	Notes	Six months ended June 30, 2022 £’000	Six months ended June 30, 2021 £’000

Revenue	3	—	36,464
Cost of revenue	3	352	(18,137)
Research and development expenses		(13,322)	(9,858)
Administrative expenses		(8,840)	(8,673)

Operating loss		(21,810)	(204)

Finance income	4	173	1
Finance costs	4	(1,859)	(1,987)
Changes in the fair value of financial instruments	4	1,210	14,363
Net foreign exchange gain/(loss)		1,582	(1,269)
Other income and expenses	5	811	—

(Loss)/profit before tax		(19,893)	10,904

Taxation		735	1,184

(Loss)/profit for the period, attributable to equity holders of the parent		(19,158)	12,088

Items that may be reclassified subsequently to profit or loss:
Currency translation of foreign operations		(1,775)	(26)

Total comprehensive (loss)/income for the period, attributable to equity holders of the parent		(20,933)	12,062

Basic (loss)/profit per share for the period (in £)	6	(0.03)	0.02
Diluted loss per share for the period (in £)	6	(0.03)	0.00
The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEREO BIOPHARMA GROUP PLC
Condensed Consolidated Balance Sheets
(unaudited)

	Notes	June 30, 2022 £’000	December 31, 2021 £’000
Assets
Non-current assets
Property, plant and equipment	7	2,114	2,530
Intangible assets	8	24,116	24,564

		26,230	27,094

Current assets
Prepayments		2,741	2,799
R&D tax credits		740	—
Other taxes receivable		900	809
Other receivables		1,010	1,419
Cash and short-term deposits		76,415	94,296

		81,806	99,323

Total assets		108,036	126,417

Equity and liabilities
Non-current liabilities
Provisions	10	1,389	1,320
Convertible loan notes	11	—	14,384
Warrant liability	1 2	222	8,336
Lease liability		1,456	1,754
Other liabilities		177	80

		3,244	25,874

Current liabilities
Trade and other payables		2,821	2,499
Accruals		5,088	3,826
Current tax liabilities		—	1,522
Provisions	10	2,945	2,803
Convertible loan notes	11	15,952	—
Warrant liability	1 2	6,904	—
Lease liability		580	622
Other liabilities	3	917	1,269

		35,207	12,541

Total liabilities		38,451	38,415

Net assets		69,585	88,002

Equity
Issued capital	9	1,755	1,755
Share premium	9	247,460	247,460
Other capital reserves	9	132,269	129,835
Employee Benefit Trust shares		(1,058)	(1,140)
Other reserves		7,401	7,401
Accumulated losses		(316,126)	(296,968)
Translation reserve		(2,116)	(341)

Total equity		69,585	88,002

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEREO BIOPHARMA GROUP PLC
Condensed Consolidated Statements of Cash Flows
(unaudited)

	Notes	Six months ended June 30, 2022 £’000	Six months ended June 30, 2021 £’000
Operating activities
(Loss)/profit before tax		(19,893)	10,904
Adjustments to reconcile (loss)/profit to net cash flows from operating activities
- Depreciation and impairment of property, plant and equipment	7	436	260
- Share-based payment expense	9	2,446	1,760
- Net foreign exchange (gain)/loss		(2,100)	1,269
- Increase in provisions and other liabilities	10	307	1,513
- Finance income	4	(173)	(1)
- Finance costs	4	1,696	1,915
- Changes in the fair value of financial instruments	4	(1,210)	(14,363)
- Other income and expenses	5	(811)	—
- Out-license of intangible asset		—	9,457
- Other non-cash movements		330	—
Working capital adjustments
- Decrease/(increase) in receivables and prepayments		331	(1,675)
- Increase/(decrease) in trade and other payables and accruals		1,364	(1,137)
Taxation		(1,529)	—

Net cash flows (used in)/from operating activities		(18,806)	9,902

Investing activities
Purchase of property, plant and equipment	7	(10)	—
Proceeds from intangible asset	5	1,484	—
Payments to CVR holders	5	(673)	—
Interest earned	4	173	1

Net cash flows from investing activities		974	1

Financing activities
Proceeds from issuance of ordinary shares		—	78,532
Transaction costs on issuance of shares		—	(234)
Proceeds from TAP agreement		153	—
Payment of lease liabilities		(445)	(290)

Net cash flows (used in)/from financing activities		(292)	78,008

Net (decrease)/increase in cash and cash equivalents		(18,124)	87,911

Cash and cash equivalents at the beginning of the period		94,296	23,469
Effect of exchange rate changes on cash and cash equivalents		243	(1,287)

Cash and cash equivalents at the end of the period		76,415	110,093

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEREO BIOPHARMA GROUP PLC
Condensed Consolidated Statements of Changes in Equity
(unaudited)

	Notes	Issued capital	Share premium	Other capital reserves	Employee Benefit Trust	Other reserves	Accumulated losses	Translation reserve	Total equity
		£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
At December 31, 2020		1,017	161,785	128,374	(1,305)	5,001	(309,693)	(150)	(14,971)

Profit for the period		—	—	—	—	—	12,088	—	12,088
Other comprehensive income/(loss)		—	—	—	—	—	—	(26)	(26)

Total		—	—	—	—	—	12,088	(26)	12,062
Share-based payments		—	—	1,760	—	—	—	—	1,760
Issuance of share capital, net		601	78,609	—	—	—	—	—	79,210
Exercise of share options		—	—	(108)	154	—	—		46
Conversion of warrants		16	158	—	—	2,400	—	—	2,574

At June 30, 2021		1,634	240,552	130,026	(1,151)	7,401	(297,605)	(176)	80,681

At December 31, 2021		1,755	247,460	129,835	(1,140)	7,401	(296,968)	(341)	88,002

Loss for the period		—	—	—	—	—	(19,158)	—	(19,158)
Other comprehensive income/(loss)		—	—	—	—	—	—	(1,775)	(1,775)

Total		—	—	—	—	—	(19,158)	(1,775)	(20,933)
Share-based payments	9	—	—	2,446	—	—	—	—	2,446
Exercise of share options		—	—	(82)	82	—	—	—	—
Issuance of warrants		—	—	70	—	—	—	—	70

At June 30, 2022		1,755	247,460	132,269	(1,058)	7,401	(316,126)	(2,116)	69,585

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

MEREO BIOPHARMA GROUP PLC
Notes to the Condensed Consolidated Financial Statements
(unaudited)
1. Corporate information
Mereo BioPharma Group plc (the “Company” or “Mereo”) is a clinical-stage, United Kingdom (“UK”) based biopharmaceutical company focused on rare diseases and oncology.
The Company is a public limited company incorporated and domiciled in the UK, and registered in England, with shares publicly traded on the Nasdaq Global Market via American Depositary Shares (“ADSs”) under the ticker symbol MREO. The Company’s registered office is located at Fourth Floor, 1 Cavendish Place, London, W1G 0QF, United Kingdom.
These financial statements are the unaudited condensed consolidated financial statements of Mereo BioPharma Group plc and its subsidiaries for the six months ended June 30, 2022. The principal activities of the Company are the development and commercialization of innovative therapeutic pharmaceutical products.
2. Significant accounting policies
Basis of preparation
The unaudited condensed consolidated financial statements for the six-month period ended June 30, 2022 have been prepared in accordance with International Accounting Standards (IAS) 34,
Interim Financial Reporting
. These consolidated condensed financial statements do not include all information and disclosures required in the annual financial statements in accordance with International Financial Reporting Standards (IFRS) and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2021 filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022.
The financial information is presented in pound sterling (“£”), which is the presentational currency of the Company. The functional currencies of consolidated subsidiaries are pound sterling and US dollars (“$”). All amounts disclosed in the condensed consolidated financial statements and notes have been rounded to the nearest thousand, unless otherwise stated.
The financial information for the year ended December 31, 2021 has been extracted from the Company’s audited financial statements for that year, filed with the SEC on March 31, 2022.
These condensed consolidated financial statements are unaudited and do not constitute statutory accounts of the Company as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for financial year ended December 31, 2021 has been delivered to the Registrar of Companies. The auditors reported on those accounts and their report was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.
Segmental information
The Company has one operating segment. The Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer. The Company has a single portfolio of product candidates, with only direct research and development expenses monitored by product candidate. The CODM makes decisions over resource allocation at an overall portfolio level and the Company’s financing is managed and monitored on a consolidated basis.
Going Concern
The going concern basis has been applied in these condensed consolidated financial statements as the Company has adequate resources to meet its liabilities as they fall due for the foreseeable future and at least 12 months from the issuance date of these condensed consolidated financial statements.
The Company expects to incur significant operating losses for the foreseeable future as it continues its research and development efforts, seeks to obtain regulatory approval of its product candidates and pursues any future product candidates the Company may develop.

Until such time as the Company can generate significant revenue from product sales, or other commercial revenues, if ever, or through licensing and/or collaboration agreements for its rare disease or oncology product candidates, the Company will seek to finance its operations through a combination of public or private equity or debt financings or other sources.
Summary of significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2021.
Significant accounting estimates and judgments
The preparation of these condensed consolidated financial statements requires the management of the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company bases its estimates and judgments on historical experience and on various other assumptions that it considers to be reasonable. Actual results may differ from these estimates under different assumptions or conditions.
The significant accounting estimates and judgments adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2021.
3. Revenue
The Company recognized upfront proceeds of £36.5 million ($50.0 million) from the license and collaboration agreement with Ultragenyx for setrusumab as revenue in the six-month
period ended June 30, 2021. The variable consideration relating to future milestones and sales royalties will be recognized in the statement of comprehensive income when the milestones are achieved or the underlying commercial sales are made, in the event regulatory approval is obtained.
As a consequence of the license and collaboration agreement with Ultragenyx and in accordance with terms of the 2015 asset purchase with Novartis, the Company made a payment to Novartis of £7.2 million ($10.0 million). The payment included a deduction for costs of £2.4 million which was deferred to be recognized in the statement of comprehensive income when the associated costs are incurred. In the six-month
period ended June 30, 2022, £0.4 million (six months ended June 30, 2021: £0.9 million) of these deductions were recognized within “Cost of revenue” in the condensed consolidated
statement of comprehensive
(loss)/
income. As of June 30, 2022, the remaining balance to be recognized of £
0.9
million (June 30, 2021: £
1.5
 million and December 31, 2021: £
1.3
million) is included within “Other liabilities” in the condensed consolidated balance sheets
.
4. Finance income, finance costs and changes in the fair value of financial instruments
Finance income

	Six months to June 30, 2022 £’000	Six months to June 30, 2021 £’000
Interest income on short-term deposits	173	1

Total	173	1

Finance costs

	Six months to June 30, 2022 £’000	Six months to June 30, 2021 £’000
Interest on convertible loan notes	(1,567)	(1,792)
Interest on lease liabilities	(113)	(105)
Discounting of provision for deferred cash consideration	(163)	(72)
Other	(16)	(18)

Total	(1,859)	(1,987)

Changes in the fair value of financial instruments

	Six months to June 30, 2022 £’000	Six months to June 30, 2021 £’000
Changes in the fair value of warrants – placement	1,091	14,301
Changes in the fair value of warrants – bank loan	119	62

Total	1,210	14,363

5. Other income and expenses
In February 2022, the Company received a milestone payment of $2.0 million (£1.5 million)
under the Navi License Agreement with OncXerna. An associated payment was made to the former shareholders of Mereo BioPharma 5, Inc. under the Contingent Value Rights Agreement (“
CVR
”)
of a total of $0.9

million (£0.7 million),
after deductions of costs, charges and expenditures, which resulted in other income, net of £0.8 million.
6. Earnings per share
Basic (loss)/profit per share is calculated by dividing the (loss)/profit attributable for the period to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period. Diluted loss per share is based on dividing the loss attributable for the period, adjusted for the effect of dilutive ordinary shares, by ordinary share equivalents, which includes the weighted average number of ordinary shares outstanding and the effect of dilutive ordinary share equivalents.

	Six months to June 30, 2022	Six months to June 30, 2021
Numerator – Basic earnings per share (£’000)
(Loss)/profit attributable to equity holders of the parent	(19,158)	12,088
Denominator – Basic earnings per share
Weighted average number of ordinary shares	583,892,445	494,617,344
(Loss)/profit per share – basic (£)	(0.03)	0.02
Numerator – Diluted earnings per share (£’000):
(Loss)/profit attributable to equity holders of the parent	(19,158)	12,088
Effect of dilutive ordinary shares	—	(14,363)
Numerator – Diluted earnings per share	(19,158)	(2,275)
Denominator – Diluted earnings per share:
Number of ordinary shares used for basic earnings per share	583,892,445	494,617,344
Weighted average effect of dilutive ordinary shares	—	48,264,422
Weighted average number of diluted ordinary shares outstanding	583,892,445	542,881,766
Loss per share – diluted (£)	(0.03)	(0.00)

For the period ended June 30, 2021, the effect of dilutive ordinary shares is related to Company’s outstanding warrants. For the period ended June 30, 2022, share options, convertible loan notes and warrants were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share. Therefore, the weighted average shares outstanding used to calculate both the basic and diluted loss per share was the same.

7. Property, plant and equipment

	Right-of-use asset (building)	Right-of-use asset (equipment)	Leasehold improvements	Office equipment	IT equipment	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Cost or valuation
At January 1, 2022	2,903	295	557	173	180	4,108

Additions	—	—	—	7	3	10
Currency translation effects	4	6	—	—	—	10

At June 30, 2022	2,907	301	557	180	183	4,128

Depreciation and impairment
At January 1, 2022	(1,025)	(231)	(124)	(69)	(129)	(1,578)

Impairment	(18)	—	—	—	—	(18)
Depreciation for the period	(309)	(41)	(47)	(11)	(10)	(418)

At June 30, 2022	(1,352)	(272)	(171)	(80)	(139)	(2,014)

Net book value
At January 1, 2022	1,878	64	433	104	51	2,530

At June 30, 2022	1,555	29	386	100	44	2,114

8. Intangible assets

Acquired development programs
Cost	£’000
At January 1, 2022 and June 30, 2022	33,005

Accumulated revision to estimated value
At January 1, 2022	(8,441)
Revision to estimated value	(448)

At June 30, 2022	(8,889)

Net book value
At January 1, 2022	24,564

At June 30, 2022	24,116

The present value of the provision for deferred cash consideration relating to the agreement with AstraZeneca was reviewed at June 30, 2022 (see Note
10
). The change in the period due to changes in timelines or probability of contractual milestones being achieved was a decrease of £0.4 million which was
recognized as a reduction of the intangible asset in line with our accounting policies.
During the period the Company did not revise the value of any other intangible assets (2021: £nil). As the intangible assets remain under development, no amortization charge has been recognized (2021: £nil).
9. Issued capital and reserves

	Number of ordinary shares	Ordinary share capital £’000	Share premium £’000
At January 1, 2021	338,953,141	1,017	161,785
Issued during the period	205,557,122	617	79,001
Transaction costs for issued share capital	—	—	(234)
At June 30, 2021	544,510,263	1,634	240,552

At January 1, 2022 and June 30, 2022	584,908,239	1,755	247,460

Other capital reserves

	Share- based payments	Equity component of convertible loan	Other warrants issued	Merger reserve	Other reserve	Total
	£’000	£’000	£’000	£’000	£’000	£’000
At January 1, 2021	19,843	34,565	44	40,818	33,104	128,374

Share-based payments expense during the period	1,760	—	—	—	—	1,760
Share option exercise	(108)	—	—	—	—	(108)

At June 30, 2021	21,495	34,565	44	40,818	33,104	130,026

At January 1, 2022	23,026	32,843	44	40,818	33,104	129,835

Share-based payments expense during the period	2,446	—	—	—	—	2,446
Share option exercise	(82)	—	—	—	—	(82)
Issuance of warrants	—	—	70	—	—	70

At June 30, 2022	25,390	32,843	114	40,818	33,104	132,269

Share-based payments
The Company has a share option scheme under which options to subscribe for the Company’s shares have been granted to certain executives, non-executive
directors (“NEDs”) and employees. The share-based payment reserve is used to recognize (i) the value of equity settled share-based payments provided to employees, including key management personnel, as part of their remuneration and (ii) deferred equity consideration.
The total charge for the six months to June 30, 2022 in respect of all share option schemes was £2.4 million (June 30, 2021: £1.8 million).
During the six months ended June 30, 2022, the Company granted 3,996,400 market value options over ADS under the Mereo 2019 Equity Incentive Plan to certain executives and other employees. The weighted average fair value of options granted was $1.23 per option
.
The weighted average exercise price is $1.39
 per ADS
.
During the same period, the Company granted 507,987 market value options over ADS under the Mereo 2019 NED Equity Incentive Plan to certain non-executive
directors. The weighted average fair value of options granted was $1.10 per option
.
 The weighted average exercise price is $1.24
 per ADS
.
Options over ADSs issued during the six months ended June 30, 2022 were valued using the Black-Scholes model with the following weighted average inputs: expected volatility of 96%; risk free interest rate of 1.79%; expected life of 10 years; and market price per ADS of $1.38.
A total of 353,183
deferred restricted stock units, with a weighted average fair value of $1.12 per restricted stock unit
,
were also granted
 in February 2022
under the Mereo 2019 NED Equity Incentive Plan to certain non-executive directors who elected to receive restricted stock units in lieu of their cash fees for the year commencing February 1, 2022.
10. Provisions

	June 30, 2022 £’000	December 31, 2021 £’000
Provision for deferred cash consideration	4,334	4,123

Total	4,334	4,123

Current	2,945	2,803
Non-current	1,389	1,320
The deferred cash consideration is the estimate of the quantifiable but not certain future cash payment obligations due to AstraZeneca for the acquisition of certain assets. This provision is calculated as the risk adjusted net present value of future cash payments to be made by the Company. The payments are dependent on reaching certain milestones based on the commencement and outcome of clinical trials. The likelihood of achieving such milestones is reviewed at the balance sheet date and increased or decreased as appropriate (see Note 8).

11. Convertible loan notes

	June 30,	December
	2022	31, 2021
	£’000	£’000
Novartis Loan Note	4,094	3,771
Loan Notes – private placement	11,858	10,613

Total	15,952	14,384

Current	15,952	—
Non-current	—	14,384
Novartis Loan Note is convertible at a fixed price of £0.265 per ordinary share and bears an
interest rate of 6% per annum with a maturity date of February 2023. Loan Notes from the June 2020 private placement are convertible at a fixed price of £
0.174
per ordinary share and bears an interest
rate
of 6% per annum with a maturity date of June 2023.
12. Warrant liability

	June 30, 2022 £’000	June 30, 2021 £’000
At January 1	8,336	50,775

Warrants exercised	—	(2,400)
Fair value changes during the period	(1,210)	(14,364)

At June 30	7,126	34,011

	June 30, 2022 £’000	December 31, 2021 £’000
Current	6,904	—
Non-current	222	8,336

Total	7,126	8,336

The change in fair value of the warrant liability represents an unrealized gain for the six months ended June 30, 2022 and for the six months ended June 30, 2021.
Warrants - private placement
As a part of the private placement transaction on June 3, 2020, the participating investors received conditional warrants entitling them to subscribe for an aggregate of 161,048,366 ordinary shares in the Company. The warrants were conditional on certain resolutions being passed at the Company’s general meeting on June 30, 2020. On the passing of the resolutions, the warrants entitled the investors to subscribe for ordinary shares at an exercise price of £0.348 per warrant and are exercisable until June 2023. The warrants are classified as liabilities as the Company does not have an unconditional right to avoid redeeming the instruments for cash. The fair value of the warrant liability was £6.9 million as of June 30, 2022 (£8.0 million as of December 31, 2021). The change in the fair value of £1.1 million was recognized as a gain in the condensed
consolidated statement of comprehensive
(loss)/
income. In the six months ended June 30, 2022,
no
 warrants were exercised.
Warrants – bank loan
As of June 30, 2022 and December 31, 2021, the former lenders of the Company have warrants outstanding to purchase a total of 1,243,908 ordinary shares at an exercise price of £2.95 per share exercisable until August 2027
and a total of 1,243,908 ordinary shares at an exercise price of $0.4144 per share exercisable until October 2028.
At June 30, 2022, the fair value of these warrants were £0.2 million (December 31, 2021: £0.3 million). The change in the fair value of £0.1 million was recognized as a gain in the condensed
consolidated statement of comprehensive
(loss)/
income. There were no warrants exercised during the six months ended June 30, 2022.
Total outstanding warrants
At June 30, 2022, a total of 147,431,351 warrants are outstanding. The warrants outstanding are equivalent to 25% of the ordinary share capital of the Company.
The following table lists the weighted average inputs to the models used for the fair value of warrants:

	June 30, 2022	December 31, 2021
Expected volatility (%)	116	75
Risk-free interest rate (%)	2.4	0.9
Expected life of share options (years)	1.0	1.5
Market price of ADS($)	1.12	1.60
Model used	Black-Scholes	Black-Scholes
Volatility was estimated by reference to the one year historical volatility of the historical share price of the Company.

1
3
. Financial instruments fair value disclosures
The Company held the following financial instruments at fair value at June 30, 2022. There are no non-recurring
fair value measurements.

Financial liabilities measured at fair value	Fair value measurements using significant unobservable inputs (Level 1)	Fair value measurements using significant unobservable inputs (Level 2)	Fair value measurements using significant unobservable inputs (Level 3)
Warrant liabilities	—	222	6,904
Provision for deferred consideration	—	—	4,334

Total	—	222	11,238

There were no transfers between Level 1 and Level 2 during 2022.
The management of the Company assessed that the fair values of cash and short-term deposits, other receivables, trade payables, and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.
The movements for level 3 instruments during the period are detailed in the table below:

	Provision for deferred consideration £’000	Warrant liability £’000
At January 1, 2022	4,123	7,995

Settled during the period	—	—
Movement during the period	211	(1,091)

At June 30, 2022	4,334	6,904

The warrant liability is estimated using a Black Scholes model, taking into account appropriate amendments to inputs in respect of volatility, remaining expected life of the warrants and rates of interest at each reporting date.
The fair value of the provision for deferred cash consideration is estimated by discounting future cash flows using rates currently available for debt on similar terms and credit risk. In addition to being sensitive to a reasonably possible change in the forecast cash flows or the discount rate, the fair value of the deferred cash consideration is also sensitive to a reasonably possible change in the probability of reaching certain milestones. The valuation requires management to use unobservable inputs in the model, of which the significant unobservable inputs are disclosed in the tables below. Management regularly assesses a range of reasonably possible alternatives for those significant unobservable inputs and determines their impact on the total fair value.

	Valuation technique	Significant unobservable inputs	Input range	Sensitivity of the input to fair value
Provision for deferred consideration	Discounted cash flow	WACC	2022: 14%	1% increase/decrease would result in a decrease/increase in fair value by £45,000

		WACC	2021: 12%	1% increase/decrease would result in a decrease/increase in fair value by £31,000

		Probability of success	2022: 40.6% - 81.2%	10% increase/decrease would result in an increase/decrease in fair value by £0.5 million

		Probability of success	2021: 40.6% - 81.2%	10% increase/decrease would result in an increase/decrease in fair value by £0.5 million

Warrant Liability related to the PIPE	Black-Scholes	Expected volatility	2022: 116.3%	Volatility was estimated by reference to the one year historical volatility of the historical share price of the Company. If the volatility is increased to 149% (six month volatility), the carrying value of the warrants as of June 30, 2022 would increase to
£10.2

million.

		Expected volatility	2021: 75.1%
In 2021, volatility was estimated by reference to the
1.4
year historical volatility of the historical share price of the Company. If the volatility is decreased to 67.4% (one year volatility), the carrying value of the warrants as of December 31, 2021 would decrease to £6.7 million.

1
4
. Related party disclosures
Transactions between the parent and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.
Employee benefit trust
In 2016 the Company set up an Employee Benefit Trust (“EBT”). The EBT holds ADS’s to satisfy the exercise of options by employees under the Company’s share-based incentive schemes.
No funding was loaned to the EBT by the Company during the period to June 30, 2022 (June 30, 2021: nil). The EBT repaid £45,493 of the funding previously loaned by the Company during the period ended June 30, 2021.
The EBT did not purchase any ordinary shares during the period to June 30, 2022 (2021: nil). A total of 78,225 ordinary shares owned by the EBT were used to satisfy exercise of options by employees under the Company’s share-based incentive schemes during the period ended June 30, 2022 (June 30, 2021: 145,830).
As of June 30, 2022 a cash balance of £17,741 was held by the EBT. As of December 31, 2021 a cash balance of £17,866 was held by the EBT.
1
5
. Events after reporting period
On July 8, 2022, the Company issued and allotted 40,020,280 ordinary shares of £0.003 in nominal value in the capital of the Company, equivalent to 8,004,056 ADSs, at an exercise price of £0.174 per ordinary share on conversion of loan notes issued as part of the June 2020 private placement transaction. Following this conversion, the Company ha
d
 124,918,284 ADSs outstanding.

On October 18, 2022, the Company announced an updated operating plan, including a targeted reduction in the employee base of up to 40% and a significant reduction in other costs. In connection with the implementation
of the operating plan, the Company estimates that it will incur approximately £0.5 million in expenditure, which are expected to primarily relate to employee severance and other termination benefits. The Company expects to recognize substantially all of this expenditure in the fourth quarter of 2022.